September 11, 2014

By E-mail

Cecilia Blye,
Division of Corporation Finance,
Office of Global Security Risk,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Capital Product Partners L.P.
Form 20-F for the fiscal year ended December 31, 2013
Filed February 18, 2014
File No. 001-33373

Dear Ms. Blye:

On behalf of Capital Product Partners L.P. (the “Company”), this letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of September 4, 2014.

The response set forth in this letter is the response of the Company.  The Staff’s comment is set forth in boldface type.  The Company’s response follows the Staff’s comment.

Risk Factors, page 10

Our vessels may call on ports located in countries that are subject to restrictions and sanctions…, page 34

1.	You state that in 2013 none of your vessels made port calls in Cuba or Syria, but you make no statement about port calls in Sudan. Please tell us whether any of your vessels made port calls in Sudan.

Cecilia Blye	-2-

Company Response:  We confirm to the Staff that none of the Company’s vessels made any port calls in Sudan in 2013.

* * * * *

If you have any questions relating to the foregoing, please feel free to call me at (212) 558-3445.  I may also be reached by facsimile at (212) 558-3588 and by e-mail at claytonwj@sullcrom.com.  In my absence, please call Vijay S. Iyer at (212) 558-1671.  He may also be reached by facsimile at (212) 291-9851 and by e-mail at iyerv@sullcrom.com.

Very truly yours,

/s/ Jay Clayton

Jay Clayton

cc:	Andrew Mew
Jennifer Hardy
(Securities and Exchange Commission)

Petros Christodoulou
(Capital Product Partners L.P.)

Eric J. Kadel, Jr.
Vijay S. Iyer
Rosita H.Y. Lee
(Sullivan & Cromwell LLP)